# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MediaAlpha, Inc., CIK 0001818383
CUSIP: 58450V104
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 700 South Flower Street, Suite 640, Los Angeles, California (CA), 90017
Date of event which requires filing of this statement: 02/26/2025
Filed by CIK 0001830016
Persons authorized to receive notices and communications: Eugene Nonko, 700 South Flower Street, Suite 640, Los Angeles, California (CA), 90017, 213-316-6256

## Reporting persons
- Eugene Nonko (CIK 0001830016): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: subject company funds (SC), other (OO); sole voting power 5,996,864; aggregate amount beneficially owned 5,996,864 (10.8% of the class)
  Comment: * The Reporting Person may be deemed to be part of a group pursuant to that certain Stockholders Agreement described in Item 6 of the Schedule 13D but each Reporting Person disclaims beneficial ownership of the Common Stock held by the other members of the group.
  
  ** Represents (i) 249,543 shares of Class A Common Stock (as defined below) directly owned by Eugene Nonko, (ii) 1,703,520 shares of Class A Common Stock owned by O.N.E. Holdings, LLC, (iii) 3,970,051 shares of Class B Common Stock (which, along with corresponding Class B-1 units, may from time to time be exchanged on a one-for-one basis for Class A Common Stock) owned by O.N.E. Holdings, LLC and (iv) 73,750 shares of Class A Common Stock issuable upon settlement of outstanding performance-based restricted stock units that vest within 60 days. Determination of the percentage beneficial ownership of the Reporting Person is based on 55,456,104 shares of Class A Common Stock reported to be outstanding as of January 31, 2025, as disclosed in MediaAlpha, Inc.'s Annual Report on Form 10-K for the period ended December 31, 2024 filed with the SEC on February 24, 2025.
- O.N.E. Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Washington (WA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,673,571; sole dispositive power 5,673,571; aggregate amount beneficially owned 5,673,571 (10.2% of the class)
  Comment: * The Reporting Person may be deemed to be part of a group pursuant to that certain Stockholders Agreement described in Item 6 of the Schedule 13D but each Reporting Person disclaims beneficial ownership of the Common Stock held by the other members of the group.
  
  ** Represents (i) 1,703,520 shares of Class A Common Stock and (ii) 3,970,051 shares of Class B Common Stock (which, along with corresponding Class B-1 units, may from time to time be exchanged on a one-for-one basis for Class A Common Stock). Determination of the percentage of beneficial ownership of the Reporting Person is based on 55,456,104 shares of Class A Common Stock reported to be outstanding as of January 31, 2025, as disclosed in MediaAlpha, Inc.'s Annual Report on Form 10-K for the period ended December 31, 2024 filed with the SEC on February 24, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: MediaAlpha, Inc.
Address of issuer's principal executive offices: 700 South Flower Street, Suite 640, Los Angeles, California (CA), 90017
Comment: This statement constitutes Amendment No. 4 ("Amendment No. 3") to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 25, 2021 as previously amended by the Amendment No. 1 to the Statement on Schedule 13D filed with the SEC on June 23, 2022, the Amendment No. 2 to the Statement on Schedule 13D filed with the SEC on November 18, 2022, and the Amendment No. 3 to the Statement on Schedule 13D filed with the SEC on August 16, 2024 (collectively, the "Schedule 13D") jointly by (i) Eugene Nonko and (ii) O.N.E. Holdings, LLC, a Washington limited liability company ("O.N.E. Holdings") relating to the shares of Common Stock, par value $0.01 (the "Class A Common Stock"), of MediaAlpha, Inc., a Delaware corporation ("MediaAlpha"). The foregoing entity and persons are sometimes referred to herein as a "Reporting Person" and collectively as the "Reporting Persons." This Amendment No. 4 amends the Schedule 13D as specifically set forth herein and, except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Responses to each item of the Schedule 13D, as amended by this Amendment No. 4, are incorporated by reference into the responses to each other item, as applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons may be deemed to beneficially own in the aggregate 5,996,864 shares of Class A Common Stock, representing approximately 10.8% of MediaAlpha's outstanding shares of Class A Common Stock. The percentages of beneficial ownership in this Statement are based on 55,456,104 shares of Class A Common Stock reported to be outstanding as of January 31, 2025, as disclosed in MediaAlpha, Inc.'s Annual Report on Form 10-K for the period ended December 31, 2024 filed with the SEC on February 24, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Eugene Nonko beneficially owns and has sole voting and dispositive power over 5,996,864 shares of Class A Common Stock, comprised of (i) 249,543 shares of Class A Common Stock directly owned by Mr. Nonko, (ii) 1,703,520 shares of Class A Common Stock owned by O.N.E. Holdings, (iii) 3,970,051 shares of Class B Common Stock owned by O.N.E. Holdings (which, along with corresponding Class B-1 units, may from time to time be exchanged on a one-for-one basis for Class A Common Stock) and (iv) 73,750 shares of Class A Common Stock issuable to Mr. Nonko upon settlement of outstanding performance-based restricted stock units that vest within 60 days of the date of this Statement.

By virtue of his position as Manager of O.N.E. Holdings, Mr. Nonko may be deemed to have sole power to vote and dispose of the shares of Class A Common Stock reported owned by O.N.E. Holdings.
Transactions in the class effected during the past sixty days:
Between August 3, 2024 and February 26, 2025, Mr. Nonko acquired an aggregate of 179,505 shares of Class A Common Stock upon the vesting of restricted stock units, as follows:

Vesting Date Shares Acquired
08/15/2024 59,835
11/15/2024 59,834
02/15/2025 59,836

All of the above shares of Class A Common Stock acquired by Mr. Nonko from the Company were acquired in transactions exempt from Section 16(b) pursuant to Rule 16b-3(d) under the Securities Exchange Act of 1934, as amended.

Between August 3, 2024 and February 26, 2025, Mr. Nonko sold an aggregate of 72,000 shares of Class A Common Stock in the following open market transactions, pursuant to a Rule 10b5-1 Trading Plan adopted by Mr. Nonko on May 11, 2024:

Trade Date Shares Sold Price Per Share
10/30/2024 72,000 $20.6661

On February 26, 2025, (a) Mr. Nonko transferred 851,760 shares of Class A Common Stock to O.N.E. Holdings, (b) The Nonko Family GST Trust, an irrevocable trust for the benefit of Mr. Nonko's spouse and children, transferred 425,880 shares of Class A Common Stock to O.N.E. Holdings, and (c) the Olga Nonko Trust, an irrevocable trust for the benefit of Mr. Nonko and his children, transferred 425,880 shares of Class A Common Stock to O.N.E. Holdings. Following such transfers, Mr. Nonko is deemed to have voting and dispositive power with respect to the shares of Class A Common Stock so transferred.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

As of the date of this Statement, 21,672,152 shares of Class A Common Stock and 11,174,996 shares of Class B Common Stock are beneficially owned by parties to the Stockholders Agreement that have agreed to vote in favor of each other's designations to the Board.

## Signatures
- Eugene Nonko: /s/ Eugene Nonko, Eugene Nonko (02/28/2025)
- O.N.E. Holdings, LLC: /s/ Eugene Nonko, Eugene Nonko (02/28/2025)